UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934 (Amendment No.2)*

NUVEI CORPORATION

(Name of Issuer)

SUBORDINATE VOTING SHARES

(Title of Class of Securities)

67079A102

(CUSIP Number)

December 31, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)

[ ]	Rule 13d-1(c)

[x]	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67079A102	Schedule 13G

1.NAME OF REPORTING PERSON

Philip Fayer
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b) [ ]

3. SEC USE ONLY
4. CITIZENSHIP OR PLACE OF ORGANIZATION
Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER
28,121,250 (1)

6. SHARED VOTING POWER
0

7. SOLE DISPOSITIVE POWER
28,121,250 (1)

8. SHARED DISPOSITIVE POWER
0
9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

28,121,250 (1)
10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
30.8% (2)
12. TYPE OF REPORTING PERSON
IN

(1)	Consists of 27,857,328 Multiple Voting Shares held by Whiskey Papa Fox Inc. and beneficially owned by Philip Fayer, 124,986 Subordinate Voting Shares held by Philip Fayer, and 138,936 Subordinate Voting Shares that Philip Fayer has the right to acquire within 60 days after December 31, 2023 upon the exercise of stock options held by Philip Fayer. Subordinate Voting Shares are entitled to one vote per share and Multiple Voting Shares are entitled to 10 votes per share. Multiple Voting Shares may be converted into Subordinate Voting Shares on a one-for-one basis by Philip Fayer at any time.

(2)	Based on 63,363,720 Subordinate Voting Shares outstanding as of December 31, 2023 and 27,996,264 of Subordinate Voting Shares that Philip Fayer may acquire within 60 days of December 31, 2023 upon the conversion of Multiple Voting Shares into Subordinate Voting Shares, or through the exercise of stock options for Subordinate Voting Shares.

CUSIP No. 67079A102	Schedule 13G

1. NAME OF REPORTING PERSON

Whiskey Papa Fox Inc.
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b) [ ]

3. SEC USE ONLY
4. CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER
27,857,328 (1)

6. SHARED VOTING POWER
0

7. SOLE DISPOSITIVE POWER
27,857,328 (1)

8. SHARED DISPOSITIVE POWER
0

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

27,857,328 (1)
10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
30.5% (2)
12. TYPE OF REPORTING PERSON
CO

(1)	Consists of 27,857,328 Multiple Voting Shares held by Whiskey Papa Fox Inc. Whiskey Papa Fox Inc. is a holding company controlled by Philip Fayer. Subordinate Voting Shares are entitled to one vote per share and Multiple Voting Shares are entitled to 10 votes per share. Multiple Voting Shares may be converted into Subordinate Voting Shares on one-for-one basis by Philip Fayer at any time.

(2)	Based on 63,363,720 Subordinate Voting Shares outstanding as of December 31, 2023 and 27,857,328 of Subordinate Voting Shares that Whiskey Paper Fox Inc. may acquire within 60 days of December 31, 2023 upon the conversion of Multiple Voting Shares into Subordinate Voting Shares.

CUSIP No. 67079A102	Schedule 13G

Item 1.

(a) Name of Issuer:

Nuvei Corporation

(b) Address of Issuer’s Principal Executive Offices:

1100 René-Lévesque Boulevard West, Suite 900

Montreal, Quebec H3B 4N4

Item 2.

(a) The names of the persons (collectively, the “Reporting Persons”) filing this Schedule 13G (this “Statement”) are:

Philip Fayer

Whiskey Papa Fox Inc.

(b) The principal business office for each of the Reporting Persons is:

1100 René-Lévesque Boulevard West, Suite 900

Montreal, Quebec H3B 4N4

(c) Citizenship

Canada

(d) Title of Class of Securities

Subordinate Voting Shares

(e) CUSIP Number

67079A102

Item 3. Filing Category.

Not applicable

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: See Item 9 of each cover page.

(b) Percent of class: See Item 11 of each cover page.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: See Item 5 of each cover page.

(ii) Shared power to vote or to direct the vote: See Item 6 of each cover page.

(iii) Sole power to dispose or to direct the disposition of: See Item 7 of each cover page.

(iv) Shared power to dispose or to direct the disposition of: See Item 8 of each cover page.

CUSIP No. 67079A102	Schedule 13G

Item 5. Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

Not Applicable.

CUSIP No. 67079A102	Schedule 13G

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2024

Philip Fayer

/s/ Philip Fayer
Signature

Whiskey Papa Fox Inc.

/s/ Philip Fayer
Signature
Title:	Chairman and Chief Executive Officer

CUSIP No. 67079A102	Schedule 13G

Exhibit Index to Schedule 13G

Exhibit 1 Joint Filing Agreement, dated February 14, 2024, by and among Philip Fayer and Whiskey Papa Fox Inc.